Exhibit 99.19
STUDENT TRANSPORTATION TO HOLD FISCAL 2010 YEAR-END RESULTS
CONFERENCE CALL AND WEBCAST
Barrie, ON (September 15, 2010) Student Transportation Inc. (“STI” or the “Company”) (TSX: STB) today announced it will hold a conference call and live audio webcast on Thursday, September 23, 2010 at 11 a.m. (ET) to discuss its financial results for the fiscal year ended June 30, 2010.
A news release announcing STI’s results will be issued prior to the market open.
The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management’s presentation, there will be a brief question and answer session for analysts and institutional investors.
The call can be accessed by dialing 1-877-353-9586 (Canada & USA) or 403-532-8075 (International) and enter the passcode 4101817 #. The live audio webcast will be available at www.rideSTA.com
To access the rebroadcast, visit www.rideSTA.com for the archived webcast or dial 1-877-653-0545 (Canada & USA) or 403-232-0933 (International) and enter the passcode 385256 #.
Profile
Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. Student Transportation Inc.’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company’s growth strategy and cash dividends. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “could”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company’s current expectations regarding anticipated future events, results, circumstances, performance, or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
For more information contact:

Student Transportation Inc.
Denis J. Gallagher
Chairman and Chief Executive Officer
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
Email: ir@rideSTA.com
Website: www.rideSTA.com